UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Move, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

62458M207

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 62458M207	Page 2 of 8 Pages

(1)	Names of reporting persons TCS Global Equity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,078,759
(6) Shared voting power 0
(7) Sole dispositive power 1,078,759
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,078,759
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.8%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 62458M207	Page 3 of 8 Pages

(1)	Names of reporting persons TCS Capital GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,078,759
(7) Sole dispositive power 0
(8) Shared dispositive power 1,078,759
(9)	Aggregate amount beneficially owned by each reporting person 1,078,759
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.8%
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 62458M207	Page 4 of 8 Pages

(1)	Names of reporting persons Eric Semler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,078,759
(7) Sole dispositive power 0
(8) Shared dispositive power 1,078,759
(9)	Aggregate amount beneficially owned by each reporting person 1,078,759
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.8%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 5 of 8 Pages

SCHEDULE 13G/A

This Amendment No. 8. (“Amendment”) to Schedule 13G (this “Schedule 13G”) is being filed on behalf of TCS Global Equity Master Fund, L.P., a Cayman Islands exempted limited partnership (“TCS Global”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler (together with TCS Global and TCS GP, the “Reporting Persons”). This Schedule 13G relates to common stock, par value $0.001 per share (the “Common Stock”) of Move, Inc., a California corporation (the ‘Issuer”). TCS GP acts as general partner to TCS Global. Mr. Semler, as the managing member of TCS GP, controls the investment decisions of that entity.

On February 1, 2011, TCS Global became the holder of all of Common Stock beneficially owned by the Reporting Persons through in-kind contributions.

Item 1(a)	Name of Issuer.

Move, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

910 East Hamilton Avenue

Campbell, California 95008

Item 2(a)	Name of Person Filing.

(1)	TCS Global Equity Master Fund, L.P.

(2)	TCS Capital GP, LLC

(3)	Eric Semler

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

888 Seventh Avenue, Suite 1504

New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

(1)	TCS Global Equity Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(2)	TCS Capital GP, LLC is a Delaware limited liability company.

(3)	Eric Semler is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.

62458M207

Page 6 of 8 Pages

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	TCS Global, TCS GP and Eric Semler may be deemed the beneficial owners of 1,078,759 shares of Common Stock.

(b)	TCS Global, TCS GP and Eric Semler may be deemed the beneficial owners of 2.8% of the outstanding shares of Common Stock.

(c)	TCS Global, TCS GP and Eric Semler have the shared power to vote and dispose of the 1,078,759 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

Exhibits

Exhibit 99-1

Joint Filing Agreement, dated February 14, 2012, among the Reporting Persons.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

TCS GLOBAL EQUITY MASTER FUND, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

TCS CAPITAL GP, LLC

By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

ERIC SEMLER

By:	/s/ Eric Semler